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                               August 31, 2021

       Jeffrey J. Guzy
       Chief Executive Officer
       CoJax Oil and Gas Corporation
       3033 Wilson Boulevard, Suite E-605
       Arlington, VA 22201

                                                        Re: CoJax Oil and Gas
Corporation
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 23,
2021
                                                            File No. 333-257331

       Dear Mr. Guzy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 30, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure that the Selling Stockholders may only sell their shares at a fixed price of $2.00 per
share until your common stock is "quoted on the OTCQB or another public trading market
otherwise develops.    Please revise here to further specify that the
                                                        Selling Stockholders
will sell their shares at a fixed price until the shares are quoted on the
                                                        OTC Bulletin Board,
OTCQX or the OTCQB or until the shares are listed on a national securities exchange, at
which time they may be sold at prevailing market prices or
                                                        privately negotiated
prices. We refer to comment 1 in our letter dated July 9, 2021.
 Jeffrey J. Guzy
CoJax Oil and Gas Corporation
August 31, 2021
Page 2
Exhibits

2.    Please obtain and file an updated consent from your auditor.
       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.



                                                           Sincerely,
FirstName LastNameJeffrey J. Guzy
                                                           Division of
Corporation Finance
Comapany NameCoJax Oil and Gas Corporation
                                                           Office of Energy &
Transportation
August 31, 2021 Page 2
cc:       Eleanor Osmanoff
FirstName LastName